

Mail Stop 3561

March 11, 2010

Mr. Kelvin Claney
Chief Executive Officer
International Commercial Television, Inc.
299 Madison Avenue N.
Suite C
Bainbridge Island, WA 98110

> **Re: International Commercial Television, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed March 9, 2010**
> **File No. 0-49638**

Dear Mr. Claney:

      We have reviewed your response letter dated March 10, 2010 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form 8-K Filed March 9, 2010

1.   Please tell us why the financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 can still be relied upon. To the extent you determine that certain or all of these financial statements can no longer be relied upon, please revise your disclosure accordingly. Refer to Item 4.02(a)(1) of Form 8-K.

      As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment. Please submit your response letter on EDGAR.

If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief